AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

02055972

~~SEC#82-5258~~

4 November 2002

82-34639

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2002
WASH, D.C. 180 SECTION

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

dlw 11/25

AGENIX
AGENIX LIMITED
Level 9 123 Epping Road
North Ryde NSW 2113
Tel : (612) 8875 7898
Fax : (612) 8875 7897

ASX Announcement

Clinical Reagent Ready for ThromboView® Human Trials

29 October 2002

Brisbane-based biotechnology company Agenix Ltd [ASX:AGX] today announced that it has manufactured sufficient clinical reagent derived from its proprietary humanised monoclonal antibody to complete Phase I human trials of its blood clot imaging project ThromboView®. The trials are scheduled to begin early next year.

The antibody has been manufactured by scientists from Agenix subsidiary Agen in collaboration with the CSIRO Health Sciences and Nutrition Fermentation Group, Melbourne and Radpharm Scientific, Canberra.

The Phase Ia trial will test ThromboView® in a group of healthy volunteers. Doctors will determine the safety of the product, as well as collecting information about how the drug is distributed in the body. In parallel with this trial a second study (Phase Ib) will take place with a group of patients with confirmed DVT. The results will provide further safety data and clinical performance data from patients with the disease.

The ThromboView® technology is designed to improve the diagnosis and treatment of Deep Vein Thrombosis (DVT) and Pulmonary Embolism (PE) through a superior method of blood clot detection.

"The ThromboView® humanised monoclonal antibody is highly specific for the D-dimer protein, a major component of blood clots," said Sue Parry-Jones, ThromboView®Business Unit Manager. "Agen scientists have processed this antibody to produce vials of clinical reagent in a commercially viable form which is stable and easily radiolabelled at the clinical trial site. Once injected into the bloodstream, the radiolabelled antibody locates blood clots, which can then be detected using an imaging camera that is routinely used in major hospitals."

The clinical reagent for the ThromboView® trials is currently undergoing preclinical studies, which should be completed by the end of November. "Preliminary results suggest a smooth transition to human trials," said Ms Parry-Jones.

Data from the manufacturing process, preclinical studies and approved clinical protocols will be submitted to the Therapeutic Goods Administration for final approval by the end of the year.

For more information contact:

Sue Parry-Jones
ThromboView Business Unit Manager
Ph: 0439 885 416

Don Home
CEO Agenix Ltd
Ph: 0438 500 255

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Last year Agenix reported a pre-tax profit of $4.2 million, up 11%, on revenue of $40 million, up 39%. Cash flow from operations, after research and development costs, increased 479% to $5.7 million. Agenix employs 190 staff and sells its products to more than 50 countries. Agenix employs 190 staff and sells its products to more than 50 countries.

www.agenix.net